UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

500-10355 Jasper Avenue,

Edmonton, Alberta,

Canada T5J 1Y6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-254096).

SUBMITTED HEREWITH

Exhibits	Description

99.1	Warrant Indenture, dated November 16, 2020, by and between Aurora Cannabis Inc. and Computershare Trust Company of Canada

99.2	Warrant Indenture, dated January 26, 2021, by and between Aurora Cannabis Inc. and Computershare Trust Company of Canada

99.3	Consent of Stikeman Elliott LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer

Date: November 25, 2022